[Letterhead of Preston Gates & Ellis LLP]

November 13, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Tangela Richter
Ms. Donna Levy

Re:	China-Biotics, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 7, 2006
File No. 333-132670

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letter dated September 6, 2006. In connection therewith, the Company is hereby filing Amendment No. 2 to Form SB-2 (File No. 333-132670) (“Amendment No. 2”).

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

General

1.	Comment:
Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B. Please also correspondingly update your disclosure in the Management’s Discussion and Analysis section, specifically in the plan of operations and liquidity sections.

Response:
The Company confirms that it has updated (i) the financial information in Amendment No. 2 to comply with Item 3-10(g) of Regulation S-B and (ii) the disclosure in the Management’s Discussion and Analysis section.

2.	Comment:	Please update your consents as appropriate.

	Response:	The Company confirms that it has updated its consents in Amendment No. 2.

Summary Business, page 1

3.	Comment:
We note your response to prior comment 6. Please add to the SB-2 the information contained in your response letter, specifically that your current plant has spare capacity, that initially additional demand from opening stores will be met by the current plant, and that the plant you are building will have up to 300 tons of capacity. Please also briefly describe the status of the leasing arrangement for the land on which you plan to build the new plant. We note your discussion on page 16 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of your Form 10-QSB for the quarter ended June 30, 2006. In addition, please explain in sufficient detail how you expect to grow your business to have 300 stores and an additional 1,000 employees over the next two years.

Response:
The Company has included the information in its response to prior comment 6 on page 14 of Amendment No. 2. The Company has also included additional disclosure on page 14 of Amendment No. 2 describing the status of the leasing arrangement for the land on which it plans to build the new plant. The Company has also included additional disclosure on page 14 of Amendment No. 2 describing how it expects to grow its business over the next two years.

Risk Factors

Risks Related to Government Regulation

“Government regulation of our retail prices and advertising methods…,” page 8

4.	Comment:	We note your response to our prior comment 7. Please delete the second sentence of this risk factor, as it serves to mitigate the risk discussed.

	Response:	In response to this comment, the Company has deleted this sentence.

Management’s Discussion and Analysis of Results of Operation and Financial Condition

Results of Operations, page 15

5.	Comment:
We note your response to our prior comments 11, 12 and 13, and reissue them in part. Please expand your discussion to address your financial condition and results of operations and prospects for the future. Please also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note your plans to expand the geographic areas in which you sell your products, the methods by which you sell your products and your product line.

	Response:	In response to this comment, the Company has included additional disclosure on page 14 of Amendment No. 2.

Liquidity and Capital Resources, page 19

6.	Comment:	We note your response to our prior comment 18. We were unable to locate the information you indicate you provided in the financial statements. Please advise.

	Response:	This information is provided on pages F-35 - F-36 of Amendment No. 2.

7.	Comment:
We note your response to our prior comment 20, and reissue it in part. It appears that the shareholder loan that matured in September 2006 now has a maturity date of March 2007. Please advise. Please also address your need to invest in extensive market research on consumer health needs as noted on page 5, and your plan to develop new products as discussed on pages 25 and 26.

Response:
The Company has included additional disclosure on page 24 of Amendment No. 2 to clarify that the loan, which is payable in March 2007, was made pursuant to a loan agreement entered into in September 2005 was made in March 2006. The Company has deleted the risk factor containing the disclosure related to the need to invest in extensive market research on consumer health needs in Amendment No. 2 as it believes that health needs will change gradually over a long period of time and will be conspicuous and readily apparent. The Company has included additional disclosure on pages 14 and 23 of Amendment No. 2 regarding its plan to develop new products.

8.	Comment:
We note your response to our prior comment 27. Please state the amount of the escrowed funds released to Chinamerica Fund for reimbursement of expenses incurred in connection with the private placement, and when it occurred.

	Response:	In response to this comment, the Company has included additional disclosure on page 27 of Amendment No. 2.

Business

Industry Overview and Market Condition

Probiotics, page 26

9.	Comment:
We note your response to our prior comment 32. Please clarify it regarding Dr. Kopp-Hoolihan’s article. You state that it is available to subscribers. Please state whether there is a separate fee to become a subscriber, and provide your response to the SB-2.

	Response:	The Company has included disclosure on page 31 of Amendment No. 2 that there is no separate fee to become a subscriber.

10.	Comment:	We note your response to our prior comment 33. Please provide your response to the SB-2, and indicate the page on the website where this information can he found.

	Response:	In response to this comment the Company has included disclosure on page 31 of Amendment No. 2.

China Market, page 27

11.	Comment:
We note your response to our prior comment 36. Please provide in the SB-2 the addresses and page number of the websites where the articles published in Xin Kuai Bao and Bio Information Net may be viewed.

	Response:	In response to this comment the Company has included disclosure on page 32 of Amendment No. 2.

12.	Comment:	Please provide the source for your statements attributed to AC Nielsen and Rabobank Group.

	Response:	In response to this comment the Company has included disclosure on page 32 of Amendment No. 2.

Competition, page 31

13.	Comment:	We note you response to our prior comment 39 and reissue it in part. In the first table, please explain the importance of the metric “quantity of the active probiotics that can be maintained.”

	Response:	In response to this comment the Company has provided additional disclosure on page 36 of Amendment No. 2.

Selling Stockholders, page 40

14.	Comment:
We note you response to our prior comment 46. We were unable to locate the information you indicate you provided on page 40 in regard to whether any selling stockholder is a broker-dealer or affiliated with a registered broker-dealer.

	Response:	In response to this comment the Company has provided additional disclosure on page 45 of Amendment No. 2.

Related Party Transactions, page 42

15.	Comment:
In order to aid the reader, please ensure that your discussion of the related party transactions are consistent throughout the document, including the notes to the financial statements. For example, we note that in the first bullet in this section you state that SGI declared and paid dividends of $8.56 million during the period April 2003 to June 2005. We also note that in Note 21(a) to the China-Biotics Notes to Consolidated Financial Statements on page F-43 you state that Shining paid the dividends in the amount of $16.73 million. Please advise. Please also file as an exhibit the agreement regarding treatment of dividend withholding taxes.

Response:
The Company has revised the disclosure on page 47 of Amendment No. 2 to make the discussion of the related party transactions consistent with the other disclosure. The Company also confirms that no written agreement exists regarding the treatment of dividend withholding taxes.

16.	Comment:
We note your reference to the Business-History section for a description of the related party transactions consummated in connection with the reverse takeover. Please specifically discuss these transactions in this section, and if necessary file as exhibits all related agreements.

	Response:	In response to this comment the Company has amended the disclosure on page 47 of Amendment No. 2.

17.	Comment:
We note your response to our prior comment 48 and reissue it in part. Please specifically identify each of the related parties to whom you refer in the second bullet in this section. Please file as exhibits the original agreement (which is referred to as the Equity Transfer Agreement in Note 21(b) to the China-Biotics Notes to Consolidated Financial Statements on page F-43) and the supplemental agreement.

Response:
The Company has revised the disclosure on page 47 of Amendment No. 2 to identify each of the related parties. In addition, the Company has filed the Equity Transfer Agreement and the Supplemental Agreement as Exhibits 10.13 and 10.14 to Amendment No. 2.

18.	Comment:	We note the discussion of the related party transaction in Note 21(c) to the China-Biotics Notes to Consolidated Financial Statements on page F-44. Please describe that transaction in this section.

	Response:	In response to this comment the Company has included additional disclosure on page 47 of Amendment No. 2.

19.	Comment:	We note that you indicate that the $2.29 million loan from certain executives is payable in September 2006, but that you indicate on page 19 that it matures in March 2007. Please advise.

Response:
The Company has included additional disclosure on pages 24 and 47 of Amendment No. 2 to clarify that the loan, which is payable in March 2007, was made pursuant to a loan agreement entered into in September 2005 was made in March 2006.

Financial Statements

2. Basis of presentation, page F-11

20.	Comment:
We have reviewed your response to prior comment number 24 and your disclosure on page F-11. Please explain why you have accounted for SGI’s transactions with Shining as a common control transaction. Based on the information provided, we do not see any common control between SGI and the Shining shareholder group to which you refer. We note your disclosure on page F-21 that the Shining shareholders were previously majority shareholders of SGI. Additionally, it is unclear whether or not SGI ever acquired control of Shining, based on your description of the simultaneous transactions. Please provide us with an analysis to support your conclusions. We may have further comment.

Response:
The Company advises the Staff that SGI did acquire Shining under the rules and regulations governing Mergers and Acquisitions in China prevailing in Year 2005. These rules and regulations called for the following processes for a merger/acquisition transaction in the order as set out below:

•
The merger/acquisition agreement had to be approved by the relevant local government authorities. A Certificate of Approval and a temporary Business License were issued to evidence such approval. The merger/acquisition agreement was approved by the relevant local government authorities on August 19, 2005.

•
Within three months after the issuance of the Certificate of Approval, the acquirer had to make cash payment to the seller to settle the transaction consideration. SGI made full payment on the purchase consideration to the Original Shining Equity Holders on September/October, 2005.

•
After the payment was made, a qualified China Certified Public Accountant had to issue a Capital Examination Report to verify that the payment was made in accordance with the merger/acquisition agreement, and with the applicable China rules and regulations. A Capital Examination Report was issued by a qualified China Certified Public Accountant on November 23, 2005.

•
Upon receipt of the Capital Examination Report, the relevant government authorities would then issue a revised Business License. The grant of this revised Business License would evidence the recognition on the consummation of SGI’s acquisition of Shining by the authorities. A revised Business License was issue the relevant government authorities on December 13, 2005.

The Company considered SGI’s acquisition of Shining as a common control transaction on the following basis:

•
At the time SGI entered into a Shining Share Transfer Agreement with the Shining equity-holders to acquire Shining, these Shining equity-holders, with the exception of a minority equity-holder who owned 0.5% of Shining, also entered into a Supplemental Agreement with SGI under which they were granted the right to acquire 90% equity holding in SGI by subscribing newly issued SGI common stock at the par value of $1 within three months after the consummation of SGI’s acquisition of Shining. The Shining equity holders who entered into the Supplemental Agreement are collectively referred to as Original Shining Equity Holders. The simultaneous entering of the Shining Share Transfer Agreement and the Supplemental Agreement demonstrated the Original Shining Equity Holders’ intention to put SGI and Shining under their common control. The Company believes that the Original Shining Equity Holders would not have executed the Shining Share Transfer Agreement in the absence of the Supplemental Agreement under which they were given assurances of having a majority control over SGI.

•
As it occurred, the Original Shining Equity Holders exercised their right to acquire 90% equity in SGI in October 2005, which preceded the grant of the revised Business License by the relevant China government authorities on December 13, 2005. Since the grant of this revised Business License would evidence the recognition on the consummation of SGI’s acquisition of Shining by the authorities, the Company therefore deemed December 13, 2005 as the “Consummation” date for the business combination between SGI and Shining. On this date, SGI and Shining were under common control of the Original Shining Equity Holders.

21.	Comment:	Please explain how the share prices were determined for both SGI’s acquisition of 100% of the Shining equity for $2.27 million and $9,000 for 9,000 shares or 90% ownership of Shining.

Response:
The acquisition price of $2.27 million for SGI’s acquisition of 100% of the Shining equity was arrived at by a qualified valuer in China. This valuer had to carry out a valuation on Shining in accordance with the rules and regulations governing merger/acquisition transaction in China. This valuation report was submitted to the relevant China government authorities in conjunction with the merge/acquisition agreement for approval on the merger/acquisition transaction.

The share price of $9,000 for 9,000 shares or 90% ownership of Shining was determined based on negotiation between SGI and the Original Shining Equity Holders.

22.	Comment:	Please expand your discussion of the SGI transaction to explain which agreement set forth the terms and conditions of the liquidating dividend which is referred to on page F-21.

	Response:	In response to this comment, the Company has included additional disclosure on page F-33 of Amendment No. 2.

4. Recapitalization Transactions, page F-21

23.	Comment:	We are continuing to consider your responses and related disclosures to our prior comments regarding the recapitalization transactions.

	Response:	The Company notes the Staff’s comment.

24.	Comment:
We note from your response to prior comment number 50 that “The Company has revised its presentation with respect to the $2.27 million cash consideration to show it as “Liquidating Dividends” in the Stockholders’ Equity section of the balance sheet before it was paid.” Please support this presentation as an addition to total stockholders’ equity as of March 31, 2005 rather than as a decrease to additional paid-in capital and an increase to liquidating dividends payable on the balance sheet in the period in which the transaction became applicable. Please note that our previous comment was issued to understand your reason for the recognition of a liability that occurred subsequent to the period presented (i.e. March 31, 2005). Please advise.

Response:
The rationale for classifying SGI’s purchase consideration of $2.27 million for its acquisition of Shining as Liquidating Dividends has been set out in Note 4 (a) to the Consolidated Financial Statements on page F-21. This amount was part of Shining’s registered capital at the time of its combination with SGI. Since SGI treated its business combination transaction with Shining as a recapitalization of Shining, this amount would have been reclassified as part of SGI’s paid-in capital in the absence of a purchase consideration payable by SGI. Because a purchase consideration of $2.27 million was called for in this transaction/recapitlaization, and that this amount was deemed as Liquidating Dividends, Shining’s registered capital was reduced by $2.27 million with the same amount classified as Liquidating Dividends.

It was stated in Note 2 to the Consolidated Financial Statements on page F-11 that SGI accounted for the recapitalization of Shining as though it occurred at the time SGI first issued its ordinary shares in February 2004. The reclassification of $2.27 million of Shining’s registered capital as Liquidating Dividends was therefore treated as if it occurred during the fiscal year ended March 31, 2004 although the amount was paid during fiscal year ended March 31, 2006.

25.	Comment:
In addition, we note that your March 31, 2005 financial statements, as a result of the change you made in your presentation of Liquidating Dividends, now reflect changes from the information previously filed in your Form SB-2. Please tell us how you have complied with the requirements of SFAS 154. In this regard, we note your disclosure within footnote 24 and the reference of your independent accounting within their audit opinion to a restatement.

Response:
The Company believes that paragraph 25 of SFAS 154 (relating to correction errors in previously issued financial statements) applied to the presentation of Liquidating Dividends, and that the Company complied with the disclosure requirement under paragraph 26 of SFAS 154 by setting out Note 24 to the Consolidated Financial Statements.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

26.	Comment:
We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions, located at http:/www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Response:
The Company respectfully submits that the certification complies with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002 (the “Act”). The language in the Act requires the certification to “[i]dentify the individual” that is making the certification. As submitted by the Company, the certifying officer’s name and title in the first line of the certification do just that - they identify the certifying officer. The Company notes that the Act does not call for the “name” of the certifying officer, but rather requires that the individual be “identified”.

In any event, the Company understands the Staff’s comments and confirms that in any certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed after the date hereof, it will not include the title of the certifying officer in the first line of the certification.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/ Eric Simonson

Eric Simonson
cc: Mr. Song Jinan, China-Biotics, Inc.